Exhibit 12.1

Freescale Semiconductor, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,							Six Months Ended
(In Millions)	1999		2000		2001	2002	2003	June 28, 2003	July 3, 2004
Pretax income (loss) (1)	$ 41		$147		($2,129)	($1,686)	($323)	($312)	$184
Capitalized interest	—		—		12	—	—	—	—
Fixed charges (as calculated below)	101		139		276	196	137	73	33

Earnings (loss) (2)	$142		$286		($1,841)	($1,490)	($186)	($239)	$217

Fixed charges:

Interest expense	$ 72		$106		$ 244	$ 167	$115	$ 61	$ 23
Rent expense interest factor	29		33		32	29	22	12	10

Total fixed charges (2)	$101		$139		$ 276	$ 196	$137	$ 73	$ 33

Ratio of earnings to fixed charges	1.4	x	2.1	x	— (3)	— (3)	— (3)	— (3)	6.6	x

(1)-After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees

(2)-As defined in Item 503(d) of SEC Regulation S-K.

(3)-Earnings were inadequate to cover fixed charges for the years ended December 31, 2001, 2002 and 2003 by $2.1 billion, $1.7 billion and $323 million, respectively, and for the six months ended June 28, 2003 by $312 million.